THE UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(AMENDMENT NO. 4)*



GDS HOLDINGS LIMITED
(Name of Issuer)

AMERICAN DEPOSITARY SHARES, EACH REPRESENTING EIGHT CLASS A
ORDINARY SHARES, PAR VALUE $0.00005 PER SHARE
(Title of Class of Securities)

36165L108
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

       [     ] Rule 13d-1(b)
       [ X ] Rule 13d-1(c)
       [     ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36165L108


1.
NAMES OF REPORTING PERSONS

12 West Capital Management LP
45-3076594

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [    ]
(b) [    ]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.
SOLE VOTING POWER:                        7,910,578**

6.
SHARED VOTING POWER:                  0**

7.
SOLE DISPOSITIVE POWER:               7,910,578**

8.
SHARED DISPOSITIVE POWER:         0**

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
7,910,578**

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
 SHARES [  ]

11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.43%

12.
TYPE OF REPORTING PERSON (see instructions): IA


**12 West Capital Management LP (12 West Management) serves as the investment manager to 12 West Capital Fund LP, a Delaware limited partnership (12 West Onshore Fund), 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership (12 West Offshore Fund), and DC Opportunity Fund LLC, a Delaware limited liability company (DCOF), and possesses the sole power to vote and the sole power to direct the disposition of all securities of GDS Holdings Limited (the Company) held by 12 West Onshore Fund, 12 West Offshore Fund, and DCOF. Joel Ramin, as the sole member of 12 West Capital Management, LLC, the general partner of 12 West Management, possesses the voting and dispositive power with respect to all securities beneficially owned by 12 West Management.

As of December 31, 2021, the Company had 178,448,600 Class A ordinary shares, par value $0.00005 per share (the Ordinary Shares) outstanding. As of December 31, 2021, 12 West Onshore Fund held 2,174,296 ADS Shares of the Company, 12 West Offshore Fund held 1,461,526 ADS Shares of the Company, DCOF held 301,890 ADS Shares of the Company and 12 West Long-Term Hold Overflow Fund LP held 3,972,866 ADS Shares of the Company. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, 12 West Management is deemed to beneficially own the 7,910,578 ADS Shares of the Company, representing 4.43% of the Companys Ordinary Shares deemed issued and outstanding as of December 31, 2021.





Item 1.

(a)
Name of Issuer

GDS Holdings Limited




(b)
Address of Issuers Principal Executive Offices

2/F, Tower 2, Youyou Century Place
428 South Yanggao Road
Pudong, Shanghai 200127
Peoples Republic of China

Item 2.

(a)
 Name of Person Filing

12 West Capital Management LP




(b)
 Address of Principal Business Office, or, If None, Residence:

475 Tenth Avenue, 14th Floor
New York, New York 10018




(c)
 Citizenship:

12 West Capital Management LP is a Delaware limited partnership





(d)
 Title of Class of Securities

Class A ordinary shares, par value $0.00005 per share




(e)
 CUSIP Number

36165L108

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable


















Item 4. Ownership.

(a) Amount beneficially owned:						7,910,578**
(b) Percent of class:							4.43%
(c) Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:			7,910,578**
	(ii) Shared power to vote or to direct the vote: 			0**
	(iii) Sole power to dispose or to direct the disposition of:		7,910,578**
	(iv) Shared power to dispose or to direct the disposition of:	0**

__________________
**12 West Capital Management LP (12 West Management) serves as the investment manager to 12 West Capital Fund LP, a Delaware limited partnership (12 West Onshore Fund), 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership (12 West Offshore Fund), and DC Opportunity Fund LLC, a Delaware limited liability company (DCOF), and possesses the sole power to vote and the sole power to direct the disposition of all securities of GDS Holdings Limited (the Company) held by 12 West Onshore Fund, 12 West Offshore Fund, and DCOF. Joel Ramin, as the sole member of 12 West Capital Management, LLC, the general partner of 12 West Management, possesses the voting and dispositive power with respect to all securities beneficially owned by 12 West Management.

As of December 31, 2021, the Company had 178,448,600 Class A ordinary shares, par value $0.00005 per share (the Ordinary Shares) outstanding. As of December 31, 2021, 12 West Onshore Fund held 2,174,296 ADS Shares of the Company, 12 West Offshore Fund held 1,461,526 ADS Shares of the Company, DCOF held 301,890 ADS Shares of the Company and 12 West Long-Term Hold Overflow Fund LP held 3,972,866 ADS Shares of the Company. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, 12 West Management is deemed to beneficially own the 7,910,578 ADS Shares of the Company, representing 4.43% of the Companys Ordinary Shares deemed issued and outstanding as of December 31, 2021.





























Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2022


12 WEST CAPITAL MANAGEMENT LP

By:	12 West Capital Management, LLC, its General Partner



By:  /s/ Joel Ramin______________
	Joel Ramin, its Sole Member